Exhibit 21.1

List of certain Duke Energy Florida, LLC subsidiaries (greater than 50% owned) and their respective states or countries of incorporation as of the date hereof:

•                  Duke Energy Florida Receivables LLC

•                  Duke Energy Florida Solar Solutions, LLC

List of certain Duke Energy Florida Project Finance, LLC subsidiaries (greater than 50% owned) and their respective states or countries of incorporation as of the date hereof:

•                  None